Deutsche Mortgage & Asset Receiving Corporation
60 WALL ST

NEW YORK, New York 10005-2836

Re:	Annual Statement of Compliance for COMM 2013-CCRE7 Commercial Mortgage Pass- Through Certificates

Per the Pooling and Servicing Agreement dated as of April 1, 2013 (the "Agreement"), the undersigned, a duly authorized officer of Wells Fargo Bank, N.A., as Certificate Administrator ("Wells Fargo"), hereby certifies as follows as of and for the year ending December 31, 2016 (the "Reporting Period"):

(a) A review of Wells Fargo's activities during the Reporting Period and of its performance under the Agreement has been made under such officer's supervision; and

(b) To the best of such officer's knowledge, based on such review, Wells Fargo has fulfilled all of its obligations under the Agreement in all material respects throughout the reporting period, except as noted in Schedule A.

February 10, 2017

To: Deutsche Mortgage & Asset Receiving Corporation

Schedule A

Material Instances of Non-Compliance

List of Exemptions for COMM 2013-CCRE7 Commercial Mortgage Pass-Through Certificates

The September 12, 2016 distribution (the "September Distribution") due to holders of certificates of the COMM 2013-CCRE7 Commercial Mortgage Pass-Through Certificates, was made one business day late on September 13, 2016 by Wells Fargo. The inadvertent delay in the required distribution, consisting of approximately $25.117 million, was due to a payment systems error that occurred in connection with a recent conversion to a new payment system. The payments were disbursed the following day to holders. The impact of this error was limited to the September Distribution.